EXHIBIT 99.1

GameSquare Holdings Reports Third Quarter 2023 Results

Third quarter revenue increased 58% year-over-year to a quarterly record of $16 million, reflecting the contribution from the Engine Gaming acquisition, and strong organic growth

GameSquare expects accelerating sales growth in the fourth quarter and in 2024

November 15, 2023, Toronto, Ontario – GameSquare Holdings, Inc. ("GameSquare", or the "Company") (NASDAQ:GAME) (TSXV:GAME) today announced financial results for the three and nine-months ended September 30, 2023.

“2023 is shaping up to be a transformative year for GameSquare with the completion of the Engine Gaming acquisition in April, and the planned acquisition of FaZe Clan that was announced in October.  Acquisitions are an important component of our strategic growth plan and support our efforts to quickly reach scale and drive profitability, while simultaneously creating a modern, end-to-end platform to connect global brands with gaming and youth audiences.  We are also experiencing strong organic growth as record third quarter sales increased 13% from the 2023 second quarter, and our pipeline remains at record levels,” said Justin Kenna, CEO of GameSquare.

“I am pleased with the progress we are making integrating the Engine Gaming acquisition.  Since the acquisition closed, we have removed $6.1 million of annualized cash operating expenses, when comparing proforma combined results from the 2023 first quarter to the 2023 third quarter.  In addition, the  recently announced definitive agreement to sell Frankly Media’s radio assets for $4 million will further strengthen our balance sheet and streamline our business to support our core marketing, gaming, creative, and technology solutions and capabilities.”

“We are also benefiting from significant revenue synergies as we offer more services to more customers. A great example is the growth we are experiencing in performance marketing activations as we combine the science of Engine Gaming's technology assets with GameSquare's creative agencies.  Performance marketing initiatives alone are expected to produce $8 to $10 million in annual revenue in 2024.  We are excited to replicate the success of the Engine Gaming acquisition with the recently announced FaZe Clan acquisition.  The acquisition of one of the biggest names in gaming serves as a perfect illustration of how we have built a powerful infrastructure with expansive scale that we can use to leverage the full spectrum of resources within the GameSquare ecosystem,” Mr. Kenna continued.

“As we look to the seasonally strong fourth quarter, and into 2024, I am extremely excited by the direction we are headed and the opportunities we have to create significant value for our shareholders.  While the economic environment has remained difficult throughout 2023, we believe we are well positioned to navigate any near-term challenges because of the strong platform we have assembled and the value we provide brands,” concluded Mr. Kenna.

Definitive Agreement to Acquire FaZe Holdings Inc. ("FaZe Clan")

On October 20, 2023, GameSquare and FaZe Clan announced that the two companies have entered into a definitive agreement pursuant to which GameSquare will acquire FaZe Clan in an arm's length all-stock transaction.  The acquisition brings together two complementary businesses to create one of the world's leading content, media and entertainment companies focused on gaming, esports, and youth culture. The combined company will be powered by a progressive end-to-end platform of leading media and agency organizations, gaming and esport teams, creative services, and technology capabilities. Combined, FaZe Clan and GameSquare generated annual revenue of approximately $138 million and achieved a 26.3% gross margin in 2022. Management expects to realize over $18 million in run-rate cost savings from the FaZe Clan acquisition, supported by reduced duplicate corporate costs and other cost savings.

Definitive Agreement to Sell GameSquare’s Non-Core Radio Assets

On November 9, 2023, GameSquare and its Frankly Media LLC subsidiary ("Frankly") entered into a definitive agreement with SoCast, Inc. ("SoCast") for SoCast's acquisition of Frankly's radio business assets. Frankly provides an online content management platform and related content services for approximately 700+ radio stations. In exchange for the Frankly technology platform and customer accounts, SoCast has agreed to pay Frankly US$4 million, which includes US$3 million upon closing of the transaction and up to an additional US$1 million based on future revenue derived from the radio assets. The transaction is expected to close by the end of November 2023.

Three months ending September 30, 2023, compared to September 30, 2022

•	Revenue of $16.0 million, compared to $10.1 million
•	Gross margin of $4.4 million, compared to $3.6 million
•	Net loss of $5.1 million, compared to a net loss of $4.2 million
•	Adjusted EBITDA loss of $3.6 million, compared to a loss of $3.2 million

Nine months ending September 30, 2023, compared to September 30, 2022

•	Revenue of $35.2 million, compared to $21.8 million
•	Gross margin of $10.4 million, compared to $8.2 million
•	Net loss of $13.5 million, compared to a net loss of $10.7 million
•	Adjusted EBITDA loss of $10.0 million, compared to a loss of $7.3 million

Three months ending, September 30, 2023, compared to Proforma March 31, 2023 (Includes the results of Engine for the three months ending March 31, 2023)

•	Revenue of $16.0 million, compared to $13.7 million
•	Gross margin of $4.4 million, compared to $4.2 million
•	Net loss of $5.1 million, compared to a net loss of $12.3 million
•	Adjusted EBITDA loss of $3.6 million, compared to a loss of $5.1 million

Conference Call Details

In lieu of a traditional conference call, GameSquare is bringing Wall Street to Gen Z by hosting its third quarter 2023 earnings call on Twitch. The first-ever public company earnings livestream on Twitch will be hosted by GameSquare CEO Justin Kenna, who will be joined by the Company’s Chief Innovation Officer and global gaming superstar Tyler “Ninja” Blevins. Shareholders, investors, fans and media are encouraged to join via https://twitch.tv/Ninja  on Wednesday, November 15, 2023, at 5:00 pm ET.

Date: Wednesday, November 15, 2023

Time: 5:00 pm ET

Livestream: https://twitch.tv/Ninja

Corporate Contact

Lou Schwartz, President

Phone: (216) 464-6400

Email: ir@gamesquare.com

Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: ir@gamesquare.com

Media Relations

Chelsey Northern / The Untold

Phone: (254) 855-4028

Email: pr@gamesquare.com

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About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com.

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company's future performance and revenue; continued growth and profitability; the Company's ability to execute its business plan; and the proposed use of net proceeds of the Offering. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company's ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company's portfolio across entertainment and media platforms, dependence on the Company's key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company's most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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GameSquare Holdings Inc. Third Quarter Financial Results

Unaudited Condensed Interim Consolidated Statements of Financial Position

	September 30, 2023	December 31, 2022
	$	$
ASSETS
Current
Cash	2,447,065	977,413
Restricted cash	47,465	-
Accounts and other receivables	14,891,959	8,331,120
Government remittances	1,215,221	-
Prepaid expenses and other current assets	1,356,907	788,227
	19,958,617	10,096,760
Non-Current
Investment at FVTPL	3,188,749	-
Property and equipment	2,613,896	3,001,883
Goodwill	25,600,499	-
Intangible assets	20,523,724	4,609,837
Right-of-use assets	2,102,857	2,385,330
	54,029,725	9,997,050
	73,988,342	20,093,810

	September 30, 2023	December 31, 2022
	$	$
LIABILITIES
Current
Accounts payable	20,219,131	4,848,854
Accrued liabilities	5,867,495	3,180,208
Consideration payable	-	260,000
Players liability account	47,465	-
Deferred revenue	2,292,168	1,092,982
Lease liabilities, current	736,933	336,229
Credit facility payable	-	802,328
Line of credit	1,036,516	-
Warrant liability	136,711	-
Convertible debt, current	5,095,175	-
Arbitration reserve	517,875	-
	35,949,469	10,520,601

Convertible debt, non-current	1,500,844	-
Lease liabilities, non-current	2,089,699	2,362,448
Deferred tax liability	50,117	55,096
	3,640,660	2,417,544
	39,590,129	12,938,145

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	84,115,256	43,375,158
Contributed surplus	4,902,435	3,296,668
Warrants	30,000	1,925,238
Contingently issuable shares	-	131,184
Accumulated other comprehensive (loss) income	(168,366)	(269,053)
Deficit	(54,481,112)	(41,303,530)
	34,398,213	7,155,665
	73,988,342	20,093,810

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Unaudited Condensed Interim Consolidated Statements of Income (loss)

and Comprehensive Income (loss)

	For the three months ended		For the nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
CONTINUING OPERATIONS	$	$	$	$
REVENUE
Revenue	16,045,049	10,133,280	35,234,572	21,829,246

Cost of sales	11,641,387	6,547,235	24,833,233	13,580,839
Gross profit	4,403,662	3,586,045	10,401,339	8,248,407

EXPENSES
Salaries, consulting and management fees	4,911,533	2,413,028	13,434,380	7,442,140
Player compensation	578,034	426,705	1,604,832	1,315,745
Professional fees	529,007	437,672	957,057	1,425,585
Advertising and promotion	212,961	2,780,025	864,617	3,239,090
Office and general	1,351,182	790,666	3,222,909	2,172,181
Technology expenses	155,798	-	314,712	-
Amortization and depreciation	1,023,849	669,490	2,650,013	2,030,108
Share-based payments	405,907	265,105	1,288,292	1,206,332
Interest expense	265,350	55,373	528,016	270,185
(Gain) loss on foreign exchange	223,820	(20,695)	2,202	(66,675)
Change in provision for reclamation deposit	-	15,403	-	15,403
Transaction costs	688,935	-	2,186,916	-
Arbitration settlement reserve	(212,234)	-	(951,878)	-
Restructuring costs	92,334	-	386,620	-
Legal settlement	3,381	-	187,105	-
Change in fair value of warrant liability	(133,216)	-	(1,844,094)	-
Change in fair value of convertible debt	(86,127)	-	(541,136)	-
	10,010,514	7,832,772	24,290,563	19,050,094
Net loss for the period before discontinued operations and taxes	(5,606,852)	(4,246,727)	(13,889,224)	(10,801,687)
Income tax recovery	11,469	17,770	16,496	54,276
Net loss for the period before discontinued operations	(5,595,383)	(4,228,957)	(13,872,728)	(10,747,411)

DISCONTINUED OPERATIONS
Gain on disposition of assets available for sale	-	46,915	-	46,915
Gain (loss) from discontinued operations	534,288	-	358,194	-
Net loss for the period from discontinued operations	534,288	46,915	358,194	46,915
Net loss for the period	(5,061,095)	(4,182,042)	(13,514,534)	(10,700,496)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	212,040	(372,085)	100,687	(507,302)
Total comprehensive loss for the period	(4,849,055)	(4,554,127)	(13,413,847)	(11,207,798)

(Loss) profit for the period attributable to:
Owners of the parent	(5,061,095)	(4,182,042)	(13,514,534)	(10,714,214)
Non-controlling interest	-	-	-	13,718
	(5,061,095)	(4,182,042)	(13,514,534)	(10,700,496)

Basic and diluted net loss per share - continuing operations	(0.43)	(0.75)	(1.32)	(2.04)
Basic and diluted net loss per share - discontinued operations	0.04	0.01	0.03	0.01
Basic and diluted net loss per share	(0.39)	(0.74)	(1.29)	(2.03)
Weighted average number of common shares outstanding - basic and diluted	12,925,828	5,626,966	10,510,845	5,268,210

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Adjusted EBITDA Loss Reconciliation

We believe Adjusted EBITDA is a useful measure to assess the performance of the Company as it provides more meaningful operating results by excluding the effects of expenses that are not reflective of our underlying business performance and other one-time or non-recurring expenses. We define "Adjusted EBITDA" as EBITDA adjusted to exclude extraordinary items, non-recurring items and, other non-cash items, including, but not limited to (i) share based compensation expense, (ii) non-recurring arbitration settlement costs (iii) intangible and goodwill impairments and loss on disposal of assets (iv) loss from discontinued operations (v) transaction costs related to merger and acquisition activities, (vi) change in fair values on warrants and convertible debt and (vii) restructuring costs.

Reconciliation of Non-IFRS Measures

A reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable measure determined under IFRS is set out below for the three and nine months ended September 30, 2023 and 2022.

	For the three months ended	For the three months ended	For the nine months ended	For the nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Net income (loss)	(5,061,095)	(4,182,042)	(13,514,534)	(10,700,496)
Interest expense	265,350	55,373	528,016	270,185
Income tax recovery	(11,469)	(17,770)	(16,496)	(54,276)
Amortization and depreciation	1,023,849	669,490	2,650,013	2,030,108
Share-based payments	405,907	265,105	1,288,292	1,206,332
Change in provision for reclamation deposit	-	15,403	-	15,403
Transaction costs	688,935	-	2,186,916	-
Arbitration settlement reserve	(212,234)	-	(951,878)	-
Restructuring costs	92,334	-	386,620	-
Legal settlement	3,381	-	187,105	-
Change in fair value of warrant liability	(133,216)	-	(1,844,094)	-
Change in fair value of convertible debt	(86,127)	-	(541,136)	-
Gain on disposition of assets available for sale	-	(46,915)	-	(46,915)
(Gain) loss from discontinued operations	(534,288)	-	(358,194)	-
Adjusted EBITDA	(3,558,673)	(3,241,356)	(9,999,370)	(7,279,659)

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